GZITIC Hualing Holdings Limited
國信華凌集團有限公司

12 April 2002

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

Dear Sir/Madam,

Re: GZITIC Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find the following documents for your record:

Name of Notice or Report	Circulation Date	Information Provided to
Announcement	10 April 2002	Stock Exchange/Newspaper
Press Release	10 April 2002	Stock Exchange/Newspaper

Thank you for your kind attention.

Yours sincerely,
For and on behalf of
GZITIC Hualing Holdings Ltd.

p.p. [signature]

Wong Hon Sum
Company Secretary

HW/ip

Encl.

dlw 4/25

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話: (852) 2802 2155 圖文傳真: (852) 2598 8995
http://www.hualing.com.hk

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

GZITIC

(Incorporated in Hong Kong with limited liability)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

To our shareholders

The Board of Directors (the "Board") of GZITIC Hualing Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 together with comparative figures of 2000 as follows:

1. CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER
(Amounts expressed in thousands of Hong Kong dollars, except for per share data)

	Notes	2001 HK$'000	2000 HK$'000
Turnover	2	1,650,988	1,815,247
Cost of sales		(1,216,590)	(1,342,884)
Gross profit		434,398	472,363
Other revenues		32,848	19,182
Distribution costs		(244,776)	(217,707)
Administration expenses		(149,327)	(139,820)
Profit from operations		73,143	134,018
Finance cost		(36,613)	(35,356)
Share of gain/(loss) of associates		70	(1,742)
Profit before taxation	3	36,600	96,920
Taxation	4	(13,689)	(895)
Profit after taxation		22,911	96,025
Minority interests		(12,152)	(5,636)
Profit attributable to shareholders		10,759	90,389
Earnings per share — basic and diluted	6	0.8cents	7.7cents

2. TURNOVER

Substantially all turnover of the Group is attributable to the manufactures and sales of household electrical appliances, including air-conditioners, refrigerators and mini-refrigerators.

3. PROFIT BEFORE TAXATION

Profit before taxation is determined after crediting/(charging):

	2001 HK$'000	2000 HK$'000
Depreciation on fixed assets	(64,479)	(60,764)
Exchange gain	1,046	2,779
Exchange loss	(2,986)	(3,522)

4. TAXATION

No Hong Kong profits tax has been provided as the Group did not have any

continuous development of the household appliance market in the PRC comes the intensified corporate competition. Since it is believed that the "globalization of household appliance industry", which is a result of the competitive edges of the household appliance industry, will continue in the few years ahead, the development and export of the household appliance industry of the PRC will be boosted further. It is expected that the household appliance industry of the PRC will take up an important position in the international household appliance market.

During the year under review, the Group maintained a stable development for the year in spite of the fierce business environment. It is anticipated that the competition in the domestic household appliance market in the PRC in 2002 will be more intensified. The Group has taken this factor into account and formulated strategic measures to ensure the Group's business will maintain steady development.

FINANCIAL HIGHLIGHTS

WORKING CAPITAL AND FINANCIAL RESOURCES

For the year ended 31 December 2001, the bank borrowings of the Group amounted to approximately HK$535,074,000, including short term bank loans of approximately HK$518,574,000 while bank deposits and cash amounted to approximately HK$187,039,000. The Group's accounts receivable balance was approximately HK$ 300,874,000. Interest protection ratio (the profit before interest, taxation and deprecation divided by net interest) for the current year was 4.06.

CAPITAL STRUCTURE

As at 31 December 2001, the shareholders' equity of the Group was approximately HK$681,677,000, a growth of 13% over prior year. As at the year end, the debt to equity ratio, calculation based on total of short-term and long-term loans against consolidated shareholders' equity, was about 0.83, a slight improvement over prior year's figure of 0.90.

BANKING FACILITIES AND PLEDGE OF ASSETS

As at 31 December 2001, the Group had banking facilities of approximately HK$634,896,000 (2000: $540,402,000) for overdrafts, bank borrowings and trade financing. As at that date, HK$535,074,000 were utilised (2000: all banking facilities was utilised).

These facilities were secured by:

a. corporate guarantees gives by the subsidiaries of the Company;

b. charges over certain fixed assets of China Refrigeration, Hualing Air-conditioning and Hefei Hualing with a total net book value of approximately HK$116,967,000 (2000: $194,000,000) as at 31 December 2001;

c. charges over the Company's interests in its subsidiaries.

EMPLOYEES' REMUNERATION POLICY

As at 31 December 2001, the Group employed approximately 3,100 full time management, administrative and production staff in Hong Kong and PRC. As a structured business enterprise, the Group follows research report on remuneration which was prepared by professional consultants in the PRC to determine employee remuneration based on employee performance, experience and industry practice. The Company has set up share options plan and provided free housing to staff in the PRC.

PROSPECT OF AIR CONDITIONER MARKET

The management of the Group believes that there is a close tie between the air conditioner business market and the economic development of the PRC. With the continuous upgrading of people's living standard, the demand for air conditioners will also increase. The prospect of the air conditioner industry is very optimistic. Even though the popularization of air conditioning products keeps on increasing, the popularization rate in the urban area of the PRC maintains at about 35% while the rural market is still in the infant stage. It is believed that there is tremendous room of development in the air conditioner industry in the PRC.

In view of this, the Group will proactively seize every opportunities arising from the PRC's accession to the World Trade Organization ("WTO"). The Group will strengthen the technical cooperation with international household appliance corporations to upgrade the quality and profile of the air conditioners so as to satisfy the changing demand of the market. In the meantime, the Group will fully utilize its advantages in all kinds of resources and to establish a more extensive sales network. Also, the international standard services will be implemented in order to provide the customers with the best product services and to further expand the Group's market share in the PRC. The Board anticipates that, capitalized on the aforementioned aggressive market strategies, the Group's air conditioner business will achieve a better performance.

REFRIGERATOR BUSINESS

During the year, the Group's sales volume of refrigerator business increased by 10% in comparison to the corresponding period last year, amounted to 665,000 units. Turnover decreased by 6%, amounted to approximately HK$511,864,000.

OVERSEAS EXPORT MARKET

The Group continued to expand the business in the PRC for the year under review, and aggressively explored overseas markets at the same time. The refrigerator business achieved stable development. Total export volume of the refrigerator reached 250,000 units, representing 4% increase as compared with last year. The Group has implemented effective cost control that brought about a similar gross profit level of refrigerator as that of last year's, though the export price was sliding against previous year.

THE PRC MARKET

During the year, the sales volume of "HUALING" refrigerators in the PRC increased by 16% amounted to approximately 336,000 units in which mini-refrigerators increase by approximately 113% whereas refrigerator decreased by approximately 16%. Due to the over supply of the refrigerators in the PRC provinces and the rural markets have not been fully explored yet, coupled with the fierce price competition, the price level of refrigerator remained low, which gave rise to a sluggish performance of refrigerator business. However, the effective cost control has made the refrigerator gross profit remained unchange in comparison to last year.

OEM MARKET IN THE PRC

During the year, OEM product sales volume amounted to 79,000 units, representing 3% increase against last year. Since the Group possessed large-scale facilities, superior research and development capabilities, quality management coupled with good reputation in the industry, orders remain stable which recorded a stable growth in OEM refrigerators.

PROSPECT OF REFRIGERATOR MARKET

Depreciation on fixed assets	(64,479)	(60,764)
Exchange gain	1,046	2,779
Exchange loss	(2,986)	(3,522)

4. TAXATION

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong profits tax. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

	2001	2000
	HK$'000	*HK$'000*
PRC taxation	13,689	895

Pursuant to the PRC Laws of Enterprise Income Tax ("EIT") for Enterprises with Foreign Investment and Foreign Enterprises and an approval document (No.259) from Panyu State Tax Bureau, Guangzhou Hualing Air-conditioning and Equipment Co Ltd ("Hualing Air-conditioning") is entitled to full exemption from EIT for two years starting from the first year of profitable operation and a 50% reduction at a rate of 12% in the next three years. Hualing Air-conditioning started its profitable year from 1999 and is therefore subject to EIT at a rate of 12% for the year ended 31 December 2001.

Pursuant to the EIT law and an approval document (No. 199) from Hefei State Tax Bureau, Hefei Hualing Electrics Co., Ltd. ("Hefei Hualing") is entitled to full exemption from EIT for two years starting from the year ended 31 December 2000.

There was no significant unprovided deferred taxation as at 31 December 2001 (2000: nil).

5. DIVIDENDS

The Board do not recommend the payment of a dividend for the year ended 31 December 2001 (2000: nil).

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year of approximately HK$10,759,000 (2000: HK$90,389,000) divided by the weighted average of 1,297,519,287 shares (2000: 1,176,374,216 shares) in issue during the year.

The calculation of diluted earnings per share is based on the consolidated profit attributable to shareholders for the year of approximately HK$10,759,000 (2000: HK$90,389,000) adjusted for the income effect of approximately HK$67,000 (2000: 507,000) of the assumed conversions of all dilutive potential ordinary shares and divided by 1,300,472,306 shares (2000: 1,187,602,210 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 2,953,019 shares (2000: 11,227,994 shares) deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

FINAL DIVIDENDS

On the basis of prudent financial management policy adopted by the Group, the Directors do not recommend the payment of a final dividend for the year ended 31 December 2001 (2000: nil) as the Group still has an accumulated losses.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from 10 June 2002 to 13 June 2002, both days inclusive, during which period no transfers of shares will be effected. Central Registration Hong Kong Limited is the Company's Registrar for registration and is located at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

MANAGEMENT DISCUSSION & ANALYSIS

INDUSTRY ENVIRONMENT

The domestic household appliance industry is undergoing rapid development in the international trading market. Currently, the refrigerators made in the PRC accounted for approximately 16% of the total global production whereas air conditioners accounted for about 30%. The total export of household appliance for the year reached approximately US$6.929 billion, increased by 23.27% compared to the same period last year. The trade balance of the export of household appliances was US$5.151 billion, after deducting the factor of lower export price, the growth was achieved over 30%. With the

EMPLOYEES' REMUNERATION POLICY

As at 31 December 2001, the Group employed approximately 3,100 full time management, administrative and production staff in Hong Kong and PRC. As a structured business enterprise, the Group follows research report on remuneration which was prepared by professional consultants in the PRC to determine employee remuneration based on employee performance, experience and industry practice. The Company has set up share options plan and provided free housing to staff in the PRC.

BUSINESS PERFORMANCE

The current penetration of foreign household appliance manufacturers into the PRC market, coupled with an intense domestic competition, has resulted in a fierce price competition. The entire price level of products was lowered and a drop of profits in the household appliances industry in the PRC for the year was resulted. In order to cope with market competition dominated by price adjustment, the Group strived to raise products' profit margin by means of aggressive business strategies and effective cost control.

AIR CONDITIONER BUSINESS

Air conditioner business remained the principal source of the Group's profit contribution. During the year, the sales of the Group's air conditioners business achieved a steady growth. The number of units sold reached approximately 465,000 units, an increase of about 10% as compared to last year. The turnover dropped by 10% and amounted to approximately HK$1,138,884,000. The price of the domestic household appliance industry products dropped significantly by 10% to more than 20%, the gross profit of HUALING products, which maintained the same level as last year's owing to the Group's effective cost control. However, the change of window-type air conditioner as the major export segment led to a change of the structure of the Group's air conditioner business, resulted in a drop in turnover and net gross profit for the year as compared to that of previous year. During the year, the sales of window-type air conditioner accounted for 22% of the entire sales volume, representing a significant increase of 12% over the same period last year while that of cabinet-type and split type accounted for 78% of the entire sales volume, representing a drop of 12% over the same period last year. Since the general price level has decreased, the profit attributed to air conditioner business was then weakened.

OVERSEAS EXPORT MARKET

The major export regions of the Group's products are Europe and North America. Following last year's growth, the total export unit of air conditioners for the current year increased by 110%, reached approximately 130,000 units. Since the Group has put great effort in exploring overseas markets in recent years and invested a lot of resources, the overseas sales network is getting more mature. The export business of air conditioners achieved a very promising result. Currently, the overseas markets include Europe, North and South America, and South East Asia as well as Japan. The export orders for air conditioners increased significantly for the year because of the high quality and reasonable price of HUALING products.

THE PRC MARKET

Benefited from the increase in number of new products and the expansion of market share, the sales volume of air conditioning products in the PRC increased by 17%, reaching approximately 284,000 units during the year. The price adjustment of the industry seriously affected the profit contributions by air conditioning products. However, capitalized on the effective cost control and market strategies, the gross profit of air conditioning products maintained a level similar to that of the previous year. Meanwhile, in order to expand the business of the Group's air conditioning products outside Guangdong provinces, the Group set up a subsidiary in Chengdu during the year with an aim to develop sales networks distribution and the performance was satisfactory.

OEM MARKET IN THE PRC

During the year, the performance of the Group's domestic air conditioner OEM business was not satisfactory. The sales volume dropped by 56% as compared to the same period last year, which amounted to 51,000 units. It was because the OEM clients of the Group started to establish their factories for production during the year, so the demand for the Group's air conditioner OEM products slid and the performance of the domestic OEM air conditioners business was greatly affected. However, since the equipment of the new factories of those brown household appliance customers focused on manufacturing simple and small-sized machines while large-sized machines still relied on external assistance and manufactured by means of OEM. Therefore, the Group continued to manufacture large-sized split-type and cabinet-type air conditioners, which were of higher gross profit, for the brown household appliance clients. Therefore, the gross margin of the Group's domestic OEM market for air conditioners increased.

OEM MARKET IN THE PRC

During the year, OEM product sales volume amounted to 79,000 units, representing 3% increase against last year. Since the Group possessed large-scale facilities, superior research and development capabilities, quality management coupled with good reputation in the industry, orders remain stable which recorded a stable growth in OEM refrigerators.

PROSPECT OF REFRIGERATOR MARKET

Industry expects there will be at least 3,000,000 refrigerators facing the demand of replacing the old models with new ones. The coming years will be another peak for the development of refrigerator market. The Group will grasp the opportunities of refrigerator industry restructure and product structure improvement, and expand the Group's market share by means of market-orientation. At the same time, the Group will allocate resources and incorporate advanced technology to enhance the Group's core techniques of refrigerator production and products' qualities so as to attract more customers. The management of the Group believes the competition of refrigerator industry will become more rigorous, while the export business will be positively affected by the PRC's entry to the WTO, and in turns stimulating rural refrigerator market, the PRC's refrigerator industry will continue to prosper and become more challenging.

OVERALL OPERATION PERFORMANCE

During the year, the Group has undergone a fierce market competition. In order to enlarge the market share, the Group implemented stringent cost control and quality control and adopted proactive market strategies. The Group was dedicated to enhance the internal operation efficiency to achieve the corporate goal of business growth, which could further facilitate the Group's future development.

STRINGENT COST CONTROL

Cost advantage is the key to success in order to sustain in this competitive market. The Group further adopted cost control in the areas of production, manufacture, procurement, research and development and warehouse management. The refrigerator and air-conditioner unit cost has further decreased by 6% during the year, on top of the 8% decrease in last year. Owing to the effective control, the Group's gross profits maintained at a high level of 26% as in last year in spite of the decrease in overall price level in the industry.

UPGRADE OF OPERATING EFFICIENCY

In order to upgrade the efficiency of management and to strengthen the sharing of resources and information, the Group has cooperated with the renowned IT enterprise in the PRC, Legend Holdings Limited, to implement the Enterprise Resource Planning ("ERP") System for the Group's air conditioner business. The current progress is satisfactory and the initial phase of the establishment will be completed in the first half of 2002. The operation will start right after the completion and the ERP System will be implemented in other companies of the Group afterwards. In the meantime, the Guangzhou Municipal Government has subsidized RMB1,100,000 for the ERP System. The set up and implementation of the ERP System could improve the overall corporate management standard and dissemination of information in production, supply, sales, inventory and financial aspects. The System could also upgrade the management's decision-making efficiency and strengthen the Group's competitiveness.

EFFECTIVE MARKET EXPLORATION AND MANAGEMENT OF DISTRIBUTION CHANNELS

The Group has been committed to strengthen the sales distribution network. The Group has effectively controlled the costs and the distribution channels, in order to facilitate the market exploration. Regarding the domestic markets, the Group's strategy is to cooperate with distributors located in areas where some of the conditions are already matured, and set up joint ventures. The Group could then jointly explore and manage the regional distribution network with the partners, leading to a cut down in cost and a direct control of sales channels ultimately.

ENHANCEMENT OF PRODUCT DEVELOPMENT

Making use of its current resources, coupled with the operating approach of low cost and differentiation. The Group has invested RMB36,000,000 in research and development, especially in expanding the scale of research and the technical level. Thus leading to the satisfactory results obtained during the year under review. The Guangzhou Municipal Government has placed high degree of importance in the Group's technical development, and subsidized RMB1,100,000 for the Group. According to statistics, the Group has developed and launched 52 new products during the year. The results were satisfactory. Currently, the Group owns 138 refrigerator models and 121 air conditioner models, making up a wide collections of high, medium and low end product portfolios. The competitive edge of "HUALING" products has been enhanced.

VALUE-ADDING HUMAN RESOURCES

The Group has been committed to the corporate culture of "people-oriented, which is the most valuable resources of an enterprise" and has constantly organized on-the-job training for the employees, aiming to enhance employees' technical level and to nurture elites. The Group has emphasized the concept of "right person for the right post" and has adopted the modern corporate management model. Reasonable, fair and open assessment scheme has been established, in order to catalyze employees' working attitude and to facilitate the operating efficiency.

ESTABLISHMENT OF CORPORATE CULTURE

Management believes that a sound corporate culture will be a key component to strengthen the Group's future development. During the year, the Group has adjusted its corporate culture according to the needs in the development approach. The Group has proactively strengthen the establishment of corporate culture through various activities, which lead to employees' deeper understanding of the Group in terms of corporate target, value and operating concept. This could help to support and fulfill the Group's business strategies and corporate goals.

AUDIT COMMITTEE

To further protect the interest of shareholders, the Group formed an audit committee on 5 August 1999. The Committee comprised Mr. Chan Wai Dune, Mr. Lam Ming Yung and Mr. Zhang Xin Hua and is set to improve the internal control of the Group. The Group has consulted Practice Note on "Formation of Audit Committee" issued by the Hong Kong Society of Accountants when it established the duties of the audit committee.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year except that independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed shares during the year ended 31 December 2001.

Disclosure of information in the web site of The Stock Exchange of Hong Kong Limited.

The full details of announcement of results will be published on the web site of The Stock Exchange of Hong Kong Ltd.

By Order of the Board
Chairman
Chen Xiao-shi

Hong Kong, 10 April 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF HEREBY GIVEN that the Annual General Meeting of the Company will be held at Boardroom 3 & 4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 13 June 2002 at 12:00 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and the Auditors for the year ended 31 December 2001.

2. To re-elect Directors and to fix their remuneration.

3. To re-appoint Auditors and to fix their remuneration.

4. As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

(i) "**THAT**:

(A) subject paragraph (B) below and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of all the powers of the Company to allot, issue and deal with shares in the capital of the Company during the Relevant Period and to make or grant offers, agreements and options which would or might require the exercise of such power (whether during or after the expiry of the Relevant Period) be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (A) of this Resolution, otherwise then pursuant to a Rights Issue or the exercise of options under any option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to employees of the Company and/ or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed (i) 20% of the aggregate nominal amount of the shares capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Board are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held;

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Board to the holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in, any territory outside Hong Kong); and

(ii) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended for time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to paragraph (A) of this Resolution above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution, "Relevant Period" means the period from passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company:

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(iii) "**THAT**:

The Board of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of the resolution set out in 4 (i) of the notice convening this meeting in respect of the shared capital of the Company referred to in sub-paragraph (ii) of paragraph (B) of such resolution."

By Order of the Board
Chairman
Chen Xiao-shi

Hong Kong, 10 April 2002

Notes:

(1) The Board wish to state that in relation to the ordinary Resolutions set out in item 4 above, they have no immediate plans to issue any new shares of the Company or to repurchase any existing shares of the Company pursuant to the relevant mandate.

(2) Any Member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a Member.

(3) In the case of joint holders of shares in the Company, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which names stand in the Register of Members.

(4) In order to be valid, the form of proxy must be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation, either under seal, or under the hand of an offices or attorney duly authorised, and must be deposited at the registered office of the Company (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting, as the case may be.

(5) An explanatory statement containing information regarding the Ordinary Resolutions set out in item 4(ii) above will be sent to shareholders with the Company's 2001 Annual Report.

JOVIAN communications

For more information, please contact
JOVIAN Financial Communications Ltd
Angel Y Y Yeung
tel+(852) 2581 0168
fax : +(852) 2854 2012
e-mail : jovian@joviancomm.com

GZITIC HUALING HOLDINGS LIMITED
ANNOUNCES 2001 ANNUAL RESULTS
TURNOVER AMOUNTED TO HK$1,650,988,000

STRIVING TO BECOME ONE OF THE LEADING HOUSEHOLD APPLIANCE ENTERPRISES IN THE PRC

(Hong Kong, 10 April 2002) – Leading PRC electrical household appliance manufacturer, GZITIC Hualing Holdings Limited ("GZITIC Hualing"/ the "Group") (SEHK code: 382) announces the annual results for the year ended 31 December 2001. Turnover decreased 9% amounting to HK$1,650,988,000, while profit attributable to shareholders reached HK$10,759,000, representing a 88% drop compared with that of last year. Earnings per share were 0.8HK cents.

The Board did not recommend the payment of any dividend for the year.

Mr. Chen Xiao-shi, the Chairman of the Group, said, "During the year under review, the household appliance industry in the PRC was experiencing an intense competition. The price war was ever-intensifying, leading to a decrease in the overall price level and in turn a lower earnings profit for the entire industry. The management of the Group has proactively upgraded the techniques in the manufacture of products, enhanced the product quality, as well as implemented effective cost control measures. Stable development has been obtained amid the keen competition in the white household appliance market due to the Group's aggressive operation strategies."

-more-

溢星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com

During the year, the sale of air-conditioner has achieved steady growth, with a total sales volume of 465,000 units, increased by 10% against previous year. The sales volume of refrigerator increased about 10% over prior year and reached approximately 665,000 units. The turnover of both air-conditioner and refrigerator business experienced a 10% and 6% decrease respectively and amounted to HK$1,138,884,000 and HK$511,864,000 respectively, mainly due to the fierce price war which resulted in a dramatic plunge of overall price level of household appliance industry. The earnings profit of the market was severely impacted. The Group has committed to aggressive operation strategies and effective cost control measures during the year, which facilitated in enhancing products' profit margins while minimizing the drop of earnings.

With respect to the export market, the major export regions of the Group's products were Japan, Europe and North America. Following last year's growth, the total export of air conditioners for the year increased by 110% and amounted to 130,000 units. The total export of refrigerator amounted to 250,000 units, increased 4% over last year.

Mr. Chen continued, "The Group's export business has achieved a faster growth rate during the year due to the management's dedication to enhance export products quality and techniques, which in turns facilitated the adaptation to market change and stringent cost control, resulting in a higher products competitiveness. The Group has participated in influential international exhibitions so as to strengthen the Group's recognition in international household appliance market and further consolidated the basis in exploring overseas markets."

Benefited from the increase in number of new products and the expansion of market share, the sales volume of air conditioning products in the PRC increased by 17%, reaching approximately 284,000 units. There was improvement in the performance of refrigerator business, sales volume amounted to 336,000 units and increased 16% over previous year.

-more-

滋星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com

"Due to the replacement of old refrigerators with new ones in the PRC's provinces, the further kick-off of the rural markets, coupled with the PRC's accession to the WTO, the performance of the Group's refrigerator business was satisfactory. The Group believes that the PRC's refrigerator industry will continue to experience keen competition." Mr. Chen iterated.

Having known that cost advantage is the key to success in order to survive in the competitive market, the Group has further adopted comprehensive cost control in the areas of production, manufacture, procurement, research and development and warehouse management. Encouraging results were achieved with unit cost of refrigerator and air-conditioner further decreased by 6% during the year, on top of the 8% decrease in last year. Owing to the effective cost control, the production expenditure dropped dramatically and the Group's gross profits maintained at a high level of 26% as in last year.

"Apart from implementing cost control measures, the Group endeavored to upgrade the efficiency of management by cooperating with the renowned IT enterprise in the PRC, Legend Holdings Limited, to implement the Enterprise Resource Planning ("ERP") System for the Group's air conditioner business. The current progress is satisfactory and the initial phase of the implementation will be completed in the first half of 2002. The operation will start right after the completion and the ERP System will be introduced to other companies of the Group afterwards. The System could also upgrade the management's efficiency and strengthen the Group's competitiveness." Mr. Chen said.

Regarding market exploration, the Group has been committed to strengthen management of sales network. Effective cost control and the distribution channels have facilitated the market exploration. With respect to the domestic markets, the Group's strategy was to cooperate with some distributors located in areas where their conditions are already matured, and set up joint ventures. The Group could then directly control the sales channels. On the other hand, distributing offices were set up in Chengdu and Hunan during the year in order to expand the Group's air conditioner business beyond provinces and the performance was satisfactory.

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溢星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com

"With the ever-maturing household appliance techniques in the PRC, the differentiation of core techniques, which in turns strengthen the development of new products, will be the key to enhance the competitive edge of products. The Group has fully utilized its current resources and invested RMB 36,000,000 in research and development, especially in expanding the scale of research and the technical level. The results were satisfactory. Concurrently, the Group has proactively developed and launched new products to the market, 52 new products were developed during the year. As a result, the Group owned 138 refrigerator models and 121 air conditioner models to-date, in which a wide collection of high, medium and low end product portfolios were established. The competitive edge of "HUALING" products has been enhanced." Mr. Chen emphasized.

In line with the Group's long-term goal, enhancement of employees' value-adding quality and corporate culture establishment has been carried out. Through various systematic training schemes, the quality of employees has become more professional and much younger. The Group's human resources foundation has thus been consolidated.

For the first quarter ended 31 March 2002, satisfactory results were obtained. The export of refrigerator reached approximately 106,000 units, representing a substantial increase of 55% over the same period last year. The export of air conditioner amounted to 66,000 units, increased approximately 28% over the corresponding period last year.

The refrigerator business performed outstandingly in the 2002's first quarter. During the period, total sales volume reached 164,000 units, representing an increase of 13% against the corresponding period last year. The Group adopted effective operational strategies in the competitive business environment, which led to satisfactory results.

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溢星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com

The sales volume of the air conditioner has decreased around 13% in the first quarter, amounting to 94,000 units. The situation has reflected a keen competition in the air conditioner market, but the seasonal change has also impacted the sale. Since the first quarter was between the end of winter and early spring, the sale of air conditioner was sluggish.

In the face of intense price competition, the Group will continue to implement stringent cost control measures and to strengthen the cost advantage. Meanwhile, the Group will also consolidate the internal management, implement energy saving plan, minimize the wastage of resources, as well as the layoff of idle employees. The comprehensive cost control is expected to increase the Group's earnings profit.

The popularization rate of air conditioner in the urban area of the PRC maintains at about 35%, while the rural market is still in the infant stage. Concerning the export market, since the PRC's household appliances have achieved advantages such as low cost, high quality and scaled production, after years of rapid development, the PRC has become the global manufacturing centre of household appliance. Though currently, vigorous competition has led to the drastic drop of earnings profit, along with the rearrangement of resources will come the improvement in the war of price slashing. Looking ahead, the Group believes that the prospect of household appliance industry is still very optimistic.

"In view of this, the Group will proactively seize the opportunities arising from the PRC's accession to the World Trade Organization. The Group is dedicated to upgrading the quality and profile of the air conditioners so as to satisfy the changing demand of the market. In the meantime, the Group will fully utilize its advantages in all kinds of resources and to establish a more extensive sales network, and to further expand the Group's market share in the PRC. In face of the trend of resources rearrangement in the industry, the Group will proactively explore opportunities. The Board expects that, capitalized on the aforementioned aggressive market strategies, the Group could become one of the leading household appliance manufacturers in the PRC." Mr. Chen concluded.

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溢星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com

About GZITIC Hualing Holdings Limited

GZITIC Hualing Holdings Limited established in 1985 and is a manufacturer of household appliance. The Group mainly engages in the manufacture and sales of electrical household appliances under the brand of "HUALING" in the PRC. Products include air-conditioners, refrigerators, mini-refrigerators and dehumidifiers. The Company was listed on the Stock Exchange Hong Kong Limited in December 1993.

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溢星財經傳播有限公司 JOVIAN Financial Communications Ltd.
(a member of JOVIAN Communications Group Ltd.)
香港灣仔港灣道25號海港中心905-6室 Room 905-6, harbour centre, 25 harbour road, wanchai, hong kong
t: (852) 2581 0168 f: (852) 2854 2012 e: jovian@joviancomm.com